Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Goodyear Tire & Rubber Co. (GT)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Goodyear Tire & Rubber Co. (GT)
Vote Yes: Item #5

Reduce Automobile Tire Microfiber Shredding

Annual Meeting: April 14, 2025

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that the Board adopt policies that result in setting tire wear shedding reduction goals and timelines.

SUPPORTING STATEMENT: The policies should consider, at Board discretion:

•	Mounting evidence of harm to animals and human health from tire particles;

•	The reputational and financial risks of not moving to expeditiously set tire wear shedding goals;

•	Potential actions necessary to significantly reduce tire shedding.

SUMMARY

Microplastic particles are pieces of plastic smaller than 5 millimeters in size, which contribute to an estimated 11% of total plastic leakage into the environment. As of 2019, an estimated 171 trillion microplastic particles have been released into the world’s oceans.1 Automobile tires are a growing source of toxic microplastic pollution. One study states that tire dust is the largest source of microplastic leakage into the ocean, constituting 78% of leakage mass.2

Studies researching tire and road wear particles suggest that chemical-laden tire particles are polluting the air and leaching into waterways and surrounding environments. Six million tons of tire wear particles, which can contain toxic chemicals and heavy metals, are released globally each year.3 Large particles are transported by road runoff via rainwater, resulting in leaching of toxic chemicals and environmental damage; micro and nanoscale tire particles may be small enough to become airborne and ingested.

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1 https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0281596

2 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

3 https://www.sciencedirect.com/science/article/pii/S0048969720313358

2025 Proxy Memo Goodyear Rubber & Tire Co. | Reduce Automobile Microfiber Tire Shredding

Scientists are calling for stronger action from the tire industry to remediate the problem.4 The impact of tire wear particles on human health is an increasing cause for concern. Goodyear and the tire industry maintain that research so far concludes that tire particles present no significant risk to humans and the environment, while toxicology studies have concluded that microplastics, including tire particles, contribute to negative cardiopulmonary, developmental, reproductive, and cancer outcomes. One chemical found in tires has been confirmed to be the source of a mass die-off of coho salmon off the U.S. west coast.

This proposal asks the company to adopt policies that result in tire wear shedding reduction goals and timelines. New European Commission Euro 7 emissions standards, currently under development, will be the first to regulate tire emissions. Goodyear must prepare for these standards given its market share in Europe. In addition, U.S. states are beginning to regulate certain chemicals in tires. Adopting company-wide shedding goals is appropriate to ensure Goodyear is reducing harm and preparing to meet Euro 7 standards or better in other markets.

RATIONALE FOR A YES VOTE

1.	Goodyear is exposed to potential economic and environmental risk as global leaders and scientists call for drastic global reduction in plastic pollution.
2.	The company has provided inadequate information to investors on potential health risks of tire wear particles.
3.	Competitors have done more than Goodyear to reduce tire shedding.

DISCUSSION

1.	Goodyear is exposed to potential economic and environmental risk as global leaders and scientists call for drastic global reduction in plastic pollution.

To remain competitive, able to respond to new regulations, and address growing concern about tire pollution harm, Goodyear and other tire manufacturers must provide cost effective and timely solutions that reduce tire pollution. New European Commission Euro 7 standards, currently under development, will be among the first to regulate tire emissions, but other governments are likely to impose similar standards. While the current regulatory landscape remains uncertain in the U.S., proactive preparation enables the Company to avoid costly, last-minute adjustments should new regulations be implemented. In 2023, for instance, California passed a regulation requiring manufacturers of tires containing 6PPD, a listed priority pollutant lethal to some fish and found in human urine, to submit a notification of intent to remove the chemical from their products, remove their products from the California market, or submit a notification of intent to replace the chemical or seek an alternative.5 As concern for human and ocean health grows, the range of regulations Goodyear is subject to may expand to other pollutants from tire wear. The company could also be asked to help pay for cleanup of tire pollution in waterways in the same way oil companies are required to pay for oil spills.

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4 https://www.earth.com/news/tire-particles-must-be-recognized-as-a-distinct-environmental-threat

5 https://www.hklaw.com/en/insights/publications/2023/08/the-rubber-meets-the-road-with-californias-green-chemistry-law; https://www.reuters.com/business/autos-transportation/tyre-makers-under-pressure-too-much-rubber-hits-road-2023-05-17/

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2025 Proxy Memo Goodyear Rubber & Tire Co. | Reduce Automobile Microfiber Tire Shredding

The authoritative study, Breaking the Plastic Wave (2020) by Pew Charitable Trusts (Pew Report), concludes that if all current industry and government commitments were met, ocean plastic pollution would be reduced by only 7%. Without immediate and sustained reduction commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040. The Pew Report finds that improved recycling must be coupled with reductions in use and materials redesign, including tires, to help solve the ocean pollution crisis. It concludes that plastic demand should be reduced by least one-third to cut ocean plastic pollution 80% by 2040. As the Pew plan notes, solutions must also be developed for tires, textiles, personal care products, and production pellets to reduce annual microplastic leakage into the ocean by 1.8 million metric tons per year by 2040.6

2.	The company has provided inadequate information to investors on potential health risks of tire wear particles.

The company’s latest Corporate Responsibility Report states that tire industry-sponsored studies have found that tire wear particles are “unlikely to have a significant impact on human health and the environment.”7 Yet a recent report by Imperial College (UK) says the impact of tire wear particles on human health is an increasing cause for concern, and the long-term effects on our health urgently require more research. “There is emerging evidence that tire wear particles and other particulate matter may contribute to a range of negative health impacts including heart, lung, developmental, reproductive, and cancer outcomes,” according to the study.8 Particles from tires are expected to be the largest source of microplastics to the aquatic system by 2050, data prepared for the European Commission shows.9

During the tire manufacturing process, scores of chemicals are combined to form high-endurance rubber, which is then cast into a tire form. Ingredients include harmful substances such as polyaromatic hydrocarbons (PAHs), benzothiazoles, isoprene, as well as heavy metals such as zinc and lead.

Tire pollution also causes air pollution concerns. Micro and nanoparticles are small enough to become airborne. The distance over which they disperse depends on their size, which puts city dwellers at significant risk of exposure. The Imperial report states that by simply walking on pavement, people are exposed to a range of particles emitted by vehicles. Risk assessments need to be performed to determine levels of inhaled tire wear particles.10

A 2020 study published in Science magazine confirmed that the chemical in car tires known as 6PPD-quinone, was responsible for a mass die-off of coho salmon off the west coast of the U.S.11 “The confirmed presence of 6PPD-quinone in California’s waterways threatens the state’s remaining coho salmon populations, which are endangered or threatened, and may jeopardize the recovery of this species,” said Department of Toxic Substance Control Director Dr. Meredith Williams.12

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6 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

7 https://corporate.goodyear.com/content/dam/goodyear-corp/documents/responsibility/Goodyear_CRR_2023-FINAL.pdf

8 https://www.imperial.ac.uk/news/243333/prioritise-tackling-toxic-emissions-from-tyres/#

9 https://www.reuters.com/business/autos-transportation/tyre-makers-under-pressure-too-much-rubber-hits-road-2023-05-17

10 https://www.theengineer.co.uk/media/mgmeqm3b/tyre-wear-particles-are-toxic-for-us-and-the-environment-0223-2.pdf

11 https://www.science.org/doi/10.1126/science.abd6951

12 https://opc.ca.gov/2022/05/california-proposes-new-requirement-for-tiremakers-to-seek-chemical-alternatives-to-protect-water-quality-coho-salmon

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2025 Proxy Memo Goodyear Rubber & Tire Co. | Reduce Automobile Microfiber Tire Shredding

3.	Competitors have done more than Goodyear to reduce tire particle shedding.

Our company lags competitors in terms of measured levels of tire particle shedding. In recent industry tests by German motoring association ADAC of 15 tire manufacturers’ products, Michelin was shown to be “way ahead of the competition” with an average tire abrasion rate of 90 gm/1000km compared to Goodyear’s average abrasion rate of 109 gm/1000 km.13

Michelin is also a leader in tire particle shedding research. The company has developed an industry-leading tire wear particle identification technology, according to media reports. The system captures, counts and characterizes particles from tires. This new analysis system will be a fundamental step in better understanding the environmental impact of wear particles to innovate and devise new solutions, according to Michelin.14 The company has made this system available to the tire industry and to the European Tyre & Rubber Manufacturers’ Association, as part of its support of tougher Euro 7 tire abrasion standards.

RESPONSE TO GOODYEAR BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The company statement in opposition exaggerates the impact of the proposal. It states that “Requiring us to adopt policies relating to tire and road wear particles would impact our design and development process,” and “could result in products failing to meet our safety and quality standards . . . . ” The company fails to acknowledge that the proposal is non-binding and indicative of investor concern about the company’s ability to respond to the health and environmental problems associated with tire wear.

The resolved clause gives the company full latitude on when and how to set tire wear shedding reduction goals and timelines but underscores the need to act in this area. Acting now to ensure that its design and development process can reduce tire wear, while continuing to meet safety and quality standards is critical. Failing to plan in advance to meet increasing regulatory action could itself compromise safety and quality standards.

The statement also alleges that the proposal fails to consider the complex regulatory environment in which the company operates, stating that goals or timelines will need to align with existing and evolving regulations. Proponents agree, and nothing in the proposal should be construed as seeking to hinder such compliance.

The company has not indicated that it will market reduced shed tires outside of the EU. Given the health and pollution concerns described above, Proponents’ key concern is that, in addition to responding to the evolving policies in EU countries, the company should develop goals and timelines to offer reduced shed tires in all of its markets.

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13 https://www.tyrepress.com/2022/01/tyre-particulate-study-heaps-praise-on-michelin

14 https://scraptirenews.com/2024/04/04/michelin-introduces-new-particle-analysis-system

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2025 Proxy Memo Goodyear Rubber & Tire Co. | Reduce Automobile Microfiber Tire Shredding

CONCLUSION

Goodyear is exposed to potential economic and environmental risk as global leaders and scientists call for drastic global reductions in plastic pollution. The company has provided inadequate information to investors on potential health risks of tire wear particles. Competitors have done more than Goodyear to reduce tire shedding. To remain competitive, able to respond to new regulations, and address growing concern about tire pollution harm, Goodyear and other tire manufacturers must provide cost effective and timely solutions that reduce tire pollution. This proposal will send a message to management that setting goals and timelines is needed to assure investors of its intent to be a leader in tire shed reduction in all its markets. Vote “Yes” on this Shareholder Proposal #5.

For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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